ISSUER FREE WRITING PROSPECTUS
SUPPLEMENTING
THE PRELIMINARY PROSPECTUS SUPPLEMENT
DATED JUNE 20, 2007

Filed pursuant to Rule 433

Registration Number: 333-142530

NovaMed, Inc.

1.0% Convertible Senior Subordinated Notes due 2012

Issuer:	NovaMed, Inc. (the “company”)

Issue:	1.0% Convertible Senior Subordinated Notes due 2012

Maturity:	June 15, 2012

Aggregate Principal
Amount:	$75,000,000 (including exercise in full of the underwriter’s overallotment option)

Annual Interest Rate:	1.0% per annum

Interest Payment Dates:	June 15 and December 15 of each year

Conversion Premium:	15.0%

Conversion Price:	$6.371 per share

Conversion Rate:	Approximately 156.9612 shares of common stock per $1,000 aggregate principal amount of notes

Closing Price of the
Common Stock:	$5.54 on June 21, 2007

Public Offering Price:	100% per note ($75,000,000 total)

Underwriting Discount:	3.5% per note ($2,625,000 total)

Proceeds (before expenses):	96.5% per note ($72,375,000 total)

CUSIP:	66986WAA6

ISIN:	US66986WAA62

Puts and Calls:	None

Ranking:

The notes will be the company’s general unsecured obligations. They will rank subordinate to all senior indebtedness of the company, including debt outstanding under its senior credit facility, and pari passu or senior to all other subordinated indebtedness of the company. In addition, the notes will be structurally subordinated to all present and future debt and other obligations of the company’s subsidiaries.

Assuming that the company had completed the offering of the notes and applied the net proceeds as described under “Use of Proceeds,” as of March 31, 2007, the company would have had total senior indebtedness of approximately $8.7 million; the company subsequently borrowed an additional $24.6 million in conjunction with its acquisition of Surgery Center of Kalamazoo, LLC.

Fundamental Change:

Holders may require the company to purchase all or part of their notes upon the occurrence of a fundamental change (as defined in the Preliminary Prospectus Supplement dated June 20, 2007 relating to the notes, the “Preliminary Prospectus Supplement”) at a price equal to 100% of the principal amount of the notes being purchased, plus accrued and unpaid interest payable in cash.

Use of Proceeds:

The company anticipates net proceeds from the offering, after deducting estimated fees and expenses and the underwriter’s discount, of approximately $72.0 million (giving effect to the exercise in full of the underwriter’s overallotment option). The company expects to use:

	•	$10.0 million of the net proceeds from this offering to pay the net cost of the convertible note hedge and warrant transactions; and

•

the remainder of the net proceeds from the offering to repay a portion of the amounts outstanding under its $125 million senior credit facility and the company may thereafter draw down these funds again to use for working capital or other general corporate purposes.

General corporate purposes may include acquisitions, strategic investments or joint venture arrangements. Although the company currently has no arrangements or understandings with respect to acquisitions, it continues to evaluate acquisition and strategic investment opportunities.

Underwriter:	Deutsche Bank Securities Inc.

Conversion Rate
Adjustment Upon
a Qualifying
Fundamental Change:

If a “qualifying fundamental change” (as defined under “Description of the Notes—Adjustment to Shares Delivered Upon Conversion Upon a Qualifying Fundamental Change” in the Preliminary Prospectus Supplement) occurs at any time prior to maturity, additional shares will be deliverable in respect of notes converted in connection with that qualifying fundamental change. The following table sets forth the increase in the conversion rate, expressed as a number of additional shares to be added per $1,000 principal amount of notes:

	Stock Price
Effective Date	$5.54	$6	$7	$8	$9	$10	$11	$12	$13	$14	$15	$20	$25	$30	$35
June 27, 2007	23.54	23.54	19.07	13.89	10.38	7.92	6.16	4.85	3.87	3.12	2.54	0.97	0.37	0.12	0.00
June 15, 2008	23.54	23.54	18.70	13.26	9.66	7.20	5.47	4.22	3.30	2.61	2.08	0.73	0.26	0.06	0.00
June 15, 2009	23.54	23.54	17.68	12.03	8.42	6.03	4.41	3.29	2.49	1.91	1.48	0.46	0.13	0.01	0.00
June 15, 2010	23.54	23.54	15.61	9.86	6.41	4.27	2.92	2.04	1.46	1.07	0.79	0.21	0.04	0.00	0.00
June 15, 2011	23.54	21.92	11.39	5.96	3.16	1.72	0.98	0.58	0.37	0.24	0.17	0.04	0.00	0.00	0.00
June 15, 2012	23.54	9.71	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

The stock prices and additional share amounts set forth above are based upon a common share closing sale price of $5.54 on June 21, 2007, and an initial conversion price of $6.3710 per share.

Notwithstanding anything in the indenture to the contrary, the company may not increase the conversion rate by more than 23.54 shares per $1,000 principal amount of notes pursuant to the events described in this section, though it will adjust such number of shares for the same events for which it must adjust the conversion price, by the inverse of the adjustment factor applied to the conversion price.

Convertible Note
Hedge and Warrant:

The purchased convertible note hedge and sold warrant will each cover, subject to customary anti-dilution adjustments, approximately 11.8 million shares of common stock.  The exercise price of the sold warrant will be $8.31 per share.

Pro Forma Ratio of
Earnings to
Fixed Charges:

The following table presents the company’s ratio of earnings to fixed charges for the periods indicated as adjusted for the net decrease in interest expense resulting from the issuance of the notes and application of the resulting proceeds as described under “Use of Proceeds” as if those had occurred at the beginning of the respective periods presented:

Pro Forma Earnings to Fixed Charge Ratio (effects of convertible notes offering)	Three-months Ended March 31, 2007	Twelve-months Ended December 31, 2006
	(In thousands, except ratio)
Earnings:
Pretax income from continuing operations (before minority interest)	$6,754	$22,268
Equity income from non-consolidated subsidiaries	16	(13)
Distributions from equity investees	—	44
Fixed charges	1,137	3,514

Minority interest in consolidated subsidiaries that do not have fixed charges	—	—
Total Earnings	$7,907	$25,813

Fixed Charges:
Interest expense	$575	$1,647
Interest on rental expense	562	1,867

Total Fixed Charges	$1,137	$3,514

Ratio of earnings to fixed charges	6.95	7.35

The following table presents the company’s ratio of earnings to fixed charges for the periods indicated as adjusted for the effect of the Kalamazoo acquisition and the net decrease in interest expense resulting from the issuance of the notes and application of the resulting proceeds as described under “Use of Proceeds” as if those had occurred at the beginning of the respective periods presented:

Pro Forma Earnings to Fixed Charge Ratio (effects of convertible notes offering)	Three-months Ended March 31, 2007	Twelve-months Ended December 31, 2006
	(In thousands, except ratio)
Earnings:
Pretax income from continuing operations (before minority interest)	$7,316	$25,878
Equity income from non-consolidated subsidiaries	16	(13)
Distributions from equity investees	—	44
Fixed charges	1,612	3,997
Minority interest in consolidated subsidiaries that do not have fixed charges	—	—
Total Earnings	$8,944	$29,906

Fixed Charges:
Interest expense	$1,012	$1,964
Interest on rental expense	600	2,033

Total Fixed Charges	$1,612	$3,997

Ratio of earnings to fixed charges	5.55	7.48

Pro Forma Capitalization:

The following table sets forth the company’s cash and consolidated capitalization on a pro forma basis as adjusted to give effect to the acquisition of Surgery Center of Kalamazoo, and to give effect to the issuance of the notes and application of the resulting proceeds as described under “Use of Proceeds” as if those had occurred on March 31, 2007 (giving effect to the exercise in full of the underwriter’s overallotment option).

As of March 31, 2007
Pro Forma as adjusted(1)
(in thousands, except share data)
Cash and cash equivalents	$2,662
Debt:
Credit facility, notes and capital leases (current and long-term)	35,181
Convertible notes offered in this offering	72,375 (2)
Total debt	107,556
Stockholders’ equity:
Series E Junior Participating Preferred Stock, $.01 par value, 1,912,000 shares authorized, none outstanding at March 31, 2007	—
Common Stock, $.01 par value, 81,761,465 shares authorized, 29,174,535 shares issued at March 31, 2007	290
Additional paid-in-capital	91,194 (3)
Accumulated deficit	(10,164)
Accumulated other comprehensive loss	(286)
Treasury stock, at cost, 4,805,613 shares at March 31, 2007	(10,582)
Total stockholders’ equity	70,452
Total capitalization	$178,008

(1)          Reflects the (a) net proceeds received from the convertible note offering ($75.0 million of notes less $2.6 million of underwriter’s discount and $0.4 million of expenses) and (b) cash paid in connection with the note hedge transaction net of proceeds received from the call warrant transaction ($10.0 million).

(2)          Reflects the additional net debt assumed as a result of the convertible note offering ($75.0 million of notes less $2.6 million of underwriter’s discount).

(3)          Reflects an increase due to the proceeds of the call warrant transaction and a decrease due to the payment for the note hedge transaction (resulting in a net decrease of $10.0 million) less the tax benefit of the note hedge transaction of $9.4 million(39% tax rate).  This tax benefit will be recorded as a deferred tax asset.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus at your request.  You may request the prospectus by calling Deutsche Bank Securities Inc. toll free at 1-800-503-4611.

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